June 5, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel L. Gordon, Senior Assistant Chief Accountant

     Jorge Bonilla, Staff Accountant

Re:	STARWOOD PROPERTY TRUST, INC.
Form 10-K for the year ended December 31, 2018
Response Dated May 8, 2019
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood” or “we”) hereby responds to the follow-up comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 21, 2019 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”).  For the convenience of the Staff, we have set forth below the comment contained in the Comment Letter followed by Starwood’s response to the comment.

Response letter dated May 8, 2019

Note 20, Fair Value

Fair Value on a Recurring Basis

Liabilities of Consolidated VIEs, page 175

COMMENT:

1.

We note your response to prior comment 1. We note that for your consolidated VIEs liabilities classified in Level II you utilize a third party pricing service that obtains up to six independent quotes for each security. Please describe the process for evaluating these independent quotes and revise your disclosure in future filings accordingly. Tell us whether the quotes are typically consistent and how the ultimate value is determined.

U.S. Securities and Exchange Commission

June 5, 2019

STARWOOD Response:

In order to fully understand the disclosure of our consolidated variable interest entities (“VIEs”), it is important to understand the nature of these vehicles and the impact to our financial statements in accordance with generally accepted accounting principles (“GAAP”).  The beneficial interests that we own in commercial mortgage backed securities (“CMBS”) trusts are insignificant when compared to the fair value of the assets held by these trusts that we consolidate.  As of December 31, 2018, we owned $1.2 billion of beneficial interests in CMBS trusts.  Our mark-to-market process and transparency into the pricing of these owned bonds is substantial and extensive.  Also as of this date, we consolidated CMBS trusts of $53.4 billion. Pursuant to the consolidation rules, our $1.2 billion of owned CMBS, representing just 2% of the trusts we consolidate, are eliminated from both the investment securities and VIE liabilities lines in our GAAP balance sheet.  This leaves our GAAP balance sheet with $52.2 billion of VIE liabilities that we do not owe, representing CMBS assets that we do not own.  These VIE liabilities are the subject of this response.

As noted in our prior response, we utilize a nationally recognized third party pricing service, who is an industry leader in providing CMBS and commercial mortgage information and analytics, to value these non-owned bonds.  In order to determine whether to utilize the valuations provided by this service for our non-owned bonds, we conduct an ongoing evaluation of their valuation methodologies and processes.  We have consistently found them to be thorough and extensive. In addition to reviewing their processes, we review the individual bond values provided by the service for reasonableness based on the information we have available to us.

The vast majority of the bonds valued by the service are similar, but not identical, to those that are actively traded on any given day. While the service obtains up to six independent quotes for each security, we do not request these quotes from the service unless we believe the pricing they have provided appears unreasonable.

In evaluating the service’s pricing for reasonableness, we consider a variety of factors, including market transaction information for that particular bond, market transaction information for bonds within the same trust, market transaction information for similar bonds, the bond’s ratings and the bond’s subordination levels.  Our focus is typically on data related to our owned bonds, and how that data correlates to the more senior bonds in the trust given their ratings and subordination levels.  This is because we have the most transparency into pricing and valuation for our owned bonds.

With respect to our owned bonds, we follow a detailed process to determine value.  On a monthly basis, we conduct a pricing meeting whereby each bond is reviewed and discussed individually.  Prior to the meeting, we collect a variety of data points, including projected future cash flows which we estimate internally, ratings, subordination levels, vintage, duration, credit issues, and market spreads.  We also obtain independent third party pricing where available, and evaluate recent trades of similar securities.  Given the extensive efforts that we undertake to value our owned bonds, these valuations and all related data are utilized to help benchmark the third party service’s pricing on our non-owned VIE liabilities.

U.S. Securities and Exchange Commission

June 5, 2019

While we disclose our various methodologies to validate pricing data from approved external sources under “Valuation Process – Pricing Verification” on page 173 of the 2018 Form 10-K, we will revise our disclosure in future filings to more specifically address our evaluation of this pricing data as indicated above.

We respectfully note to the Staff that, since the consolidation rules were contemplated, Starwood, its wholly-owned subsidiary LNR Property LLC and related parties have engaged in numerous discussions, both written and oral, with the Financial Accounting Standards Board and the SEC on the topic of consolidation and VIEs, with such discussions directed towards the seemingly unintended financial statement consequences of these standards on a business such as ours.

* * * * *

Starwood hereby acknowledges that:

•	Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2018 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•	Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge and appreciate that the nature of our VIEs and their implications to our financial statements are complex. We would welcome a discussion with you on this topic to assist you in better understanding these vehicles. In the meantime, should you need any further information, please contact Rina Paniry, Chief Financial Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ RINA PANIRY

Rina Paniry

Chief Financial Officer